767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Rod Miller +1 212 310 8716 rod.miller@weil.com	Weil, Gotshal & Manges LLP

November 15, 2010
H. Christopher Owings Assistant Director Chief Executive Officer Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561 Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 1, 2010
File No. 001-33632

Dear Mr. Owings:

Enclosed for filing with the Securities and Exchange Commission (the "SEC") on behalf of Brookfield Infrastructure Partners L.P. (the "Partnership") is the Partnership's response to your letter dated November 1, 2010. The Staff's letter set forth specific follow-up comments (the "Comments") regarding the Partnership's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the "Form 20-F').

Set forth below are the Partnership's responses to the Comments, which the Partnership has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff's review of the Partnership's responses to the Comments, the original comments are included at the beginning of each response.

General

1.
At the end of our comment letter dated September 23, 2010, we requested that the company provide, in writing, three bullet pointed acknowledgements (i.e., Tandy language). Please provide the requested acknowledgements in writing from an authorized company representative with your next response letter.

In response to the Staff's comment, the Tandy representations have been made by an authorized representative of the Partnership in its letter dated November 15, 2010, which is attached hereto as Exhibit "A" and which was separately submitted to the Staff as correspondence by hand and via Edgar on the date hereof.

Financial Statements of Brookfield Infrastructure L.P., page F-14

Consolidated and Combined Statements of Cash Flows, page F-19

2.
We read your response to comment 21 from our comment letter dated September 23, 2010 that you believe the components of non-cash working capital to be immaterial. Please provide to us the components of change in non-cash working capital. Please explain to us in more detail why you believe these amounts are immaterial.

The Partnership respectfully advises that given the quantitative and qualitative nature of the changes in non-working capital (as disclosed below) the Partnership considers these amounts to be immaterial.  However, the Partnership acknowledges the Staff’s comments and, in future fillings, will expand its disclosure with respect to the changes in non-cash working capital.

The following is an example of the Partnership's intended presentation of the non-cash working capital section of the statement of cash flows for the years ended December 31, 2009 and 2008 and for its future filings:

	Years Ended December 31, (expressed in millions of U.S. Dollars)
	2009	2008
Changes in non-cash working capital
(Increase)/decrease in accounts receivable	(10)	8
(Decrease)/increase in other assets	19	(3)
Increase)/(decrease) in accounts payable	15	(12)
Total change in non-cash working capital	24	(7)

Note 12. Preferred Shares, page F-29

3.
We note your response to comment 25 from our letter dated September 23, 2010 and your proposed expanded disclosure.  Please tell us the amount of the cumulative preferential dividends in arrears as of December 31, 2009 and disclose this respective amount in future filings.

The Partnership respectfully advises the Staff that Brookfield Infrastructure Holdings Inc, Brookfield Infrastructure Corporation, and BIP Bermuda Holdings I Limited pay dividends on the preferred shares quarterly and therefore there are no dividends in arrears as of December 31, 2009.  In future filings, the Partnership will disclose that there are no dividends in arrears.

Financial Statements of Longview Timber Holdings, Corp., page F-60

Consolidated Balance Sheets, page F-62

4.
We note your response to comment 27 from our letter dated September 23, 2010 and your proposed revised presentation on your balance sheet.  Please explain to us why you believe it is appropriate to present Additional Paid-in Capital, Accumulated Deficit, and Accumulated Other Comprehensive Loss within the Common Shares caption.

The Partnership acknowledges the Staff's comments and, in future fillings, will expand its disclosure with respect to the equity section of the balance sheet.  As the Partnership adopted IFRS commencing January 1, 2010, the Partnership will ensure its disclosure with respect to the equity section of the balance sheet is in accordance with, "IAS 1 — Presentation of Financial Statements."

The following is an example of the Partnership's intended presentation of the equity section of the balance sheet for the years ended December 31, 2009 and 2008 and for its future filings:

	Years Ended December 31, (expressed in thousands of U.S. Dollars)
EQUITY	2009	2008
Non-controlling interests (Note 13)	9,856	10,679
Shareholders’ equity (Note 14
Common Shares	141	141
Preferred Shares	125	125
Additional Paid-In Capital	1,425,406	1,166,039
Accumulated Deficit	(586,062)	(468,705)
Accumulated Other Comprehensive Loss	(35,025)	(36,333)
Total equity	814,441	668,916

If there are additional comments or questions, please do not hesitate to contact the undersigned at               (212) 310-8716.

Very truly yours,

/s/ Rod Miller
Rod Miller

cc:           Sam Pollock
John Stinebaugh

Exhibit “A”

Brookfield Infrastructure Partners L.P.
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda

BY HAND & VIA EDGAR

November 15, 2010
H. Christopher Owings Assistant Director Chief Executive Officer Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561 Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P. (the “Partnership)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 1, 2010
File No. 001-33632

Dear Mr. Owings:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated November 1, 2010, relating to the above-captioned filing, we hereby acknowledge the following:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
by its general partner, BROOKFIELD
INFRASTRUCTURE PARTNERS LIMITED

By:           /s/ Derek Pannell
Name: Derek Pannell
Title: Chairman